EXHIBIT (a)(2)(ii)

November 14, 2008

Re: Extension of Expiration Date of Kaiser Offer

Dear Fellow Unitholder:

From our letter to you dated October 14, 2008, you are aware that we are offering to purchase up to 700,000 of our Class A Units at $.90 per Unit, without any deduction for transfer costs. Please note that we are extending the expiration date of the Offer. The Offer will now expire at 3:00 p.m., Pacific Time, on Monday, December 1, 2008, unless extended or earlier terminated by us. The Offer was previously scheduled to expire at 3:00 p.m., Pacific Time, on November 14, 2008.

To accept our offer, you must complete the BLUE Letter of Transmittal that was previously mailed to you on October 14, 2008 and return the completed Letter of Transmittal along with your Unit certificates and any other documents required by the Letter of Transmittal, to the following:

ACS Securities Services, Inc.

3988 North Central Expressway

Building 5, 6th Floor

Dallas, Texas 75204
Telephone: (866) 275-3703
Facsimile: (214) 887-7411

More detailed instructions for returning the Letter of Transmittal are set forth in the Offer to Purchase and Letter of Transmittal.

THE OFFER AND THE WITHDRAWAL RIGHTS RELATED TO OUR OFFER WILL EXPIRE AT 3:00 P.M., PACIFIC TIME, ON MONDAY, DECEMBER 1, 2008, UNLESS WE EXTEND THE OFFER (AS SO EXTENDED). We encourage you to act promptly. If the Offer is extended, we will issue a press release.

Please note that this letter is subject in its entirety to the terms and conditions of the Offer, as set forth in the Offer to Purchase. You should carefully read the Offer to Purchase.

Questions or requests for assistance in tendering your Units or requests for additional copies of the Offer to Purchase or the Letter of Transmittal may be directed to ACS Securities Services at the number set forth above.

Any other questions you may have concerning the Company Offer may be directed to Kaiser, at the number or email address set forth below:

Kaiser Ventures LLC

Telephone: (909) 483-8500

Facsimile: (909) 944-6605

Email: ir@kaiserventures.com

Sincerely,

/s/ Richard E. Stoddard
Richard E. Stoddard, Chief Executive Officer

Statements in this letter to Unitholders which are not purely historical, including statements regarding Kaiser’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future are forward-looking statements. Such statements are subject to certain risks, uncertainties, and assumptions. We believe that our assumptions are reasonable. Nonetheless, it is likely that at least some of these assumptions will not come true. Accordingly, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, or projected. Our business could be affected by a number of other factors, including the risk factors listed from time to time in our reports including, but not limited to, the annual report on Form 10-KSB for the year ended December 31, 2007, and the quarterly reports on Form 10-Q for the quarters-ended March 31, 2008, June 30, 2008 and September 30, 2008.